FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding preview of income statement for fourth quarter 2008.

Repsol YPF Preview of income statement for fourth quarter 2008

Operating income, excluding inventory effects, is up 4.8% year-on-year

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	FOURTH QUARTER 2008 RESULTS	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
CCS Reported Earnings (M€)
1,475	1,659	1,060	-28.1	CCS OPERATING INCOME	5,574	5,578	0.1
706	735	557	-21.1	CCS NET INCOME	3,066	3,032	-1.1

CCS PROFORMA INDICATORS (M€)
1,296	1,647	1,050	-19.0	CCS ADJUSTED OPERATING INCOME	5,252	5,503	4.8
616	723	549	-10.9	CCS ADJUSTED NET INCOME	2,835	2,778	-2.0

REPORTED EARNINGS (M€)
1,541	1,570	11	-99.3	ADJUSTED OPERATING INCOME	5,808	5,083	-12.5
740	699	-105	—	ADJUSTED NET INCOME	3,188	2,711	-15.0

PRO FORMA INDICATORS (M€)
1,362	1,558	1	-99.9	ADJUSTED OPERATING INCOME	5,486	5,008	-8.7
650	687	-113	—	ADJUSTED NET INCOME	2,957	2,457	-16.9

EARNINGS PER SHARE
0.61	0.58	-0.09	—	Euros per share	2.61	2.23	-14.6
0.89	0.82	-0.12	—	Dollars per share	3.84	3.11	-19.0

FOURTH QUARTER 2008 HIGHLIGHTS

•	CCS adjusted Income from operations in the year, that is, excluding inventory holding gains (losses) increased 4.8%. MIFO-adjusted income in fourth quarter fell 8.7%.

•	Adjusted operating income in fourth quarter was affected mainly by the accounting impact of inventory losses totalling 1,049 M€ vs. inventory gains totalling 66 M€ in the same year-ago period.

•

Excluding this effect, that is, at CCS, adjusted income from operations in the quarter was 19% lower year-on-year. The positive impact of high Refining and Marketing margins were unable to offset declining oil prices, shrinking demand, and the subsequent drop in international prices of petrochemical products.

•

Net financial debt at the end of the quarter was 3,334 M€, 159 M€ less than at year-end 2007 (3,493 M€), setting the debt/capital employed ratio at year-end 2008 to 11.9% compared with 13.4% at 31 December 2007.

•	The Repsol Board of Directors in its meeting on 25 February agreed to propose to the 2009 Annual General Meeting the approval of a final gross dividend for 2008 of 0.525 euro per share.

•

Three discoveries were announced in Algeria this January (Reggane, Anhet, and Berkine basins) where Repsol is the operator. The Pialamba (operator, Petrobrás) and Panoramix (operator, Repsol) discoveries, both in Brazilian waters, in the Santos Basin, were announced in the same month. In February 2009, the Company announced the deepwater oil discovery at the Buckskin prospect in the Golf of Mexico in which Repsol is the operator in the exploration phase.

Repsol Preview of income statement for fourth quarter 2008

•	On 21 February 2008, Repsol concluded the sale of a 14.9% stake in YPF to the Petersen Group for a sum of 2,235 million dollars.

•

On 30 July 2008, Gas Natural, a company in which Repsol holds a 30.85% stake, reached an agreement on the acquisition of Unión Fenosa. The acquisition of this company marks a major step in the development of Gas Natural and brings forward the fulfilment of its 2008-2012 Strategic Plan.

Repsol Preview of income statement for fourth quarter 2008

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1. UPSTREAM

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
466	672	259	-44.4	OPERATING INCOME (M€)	1,882	2,258	20.0
501	620	252	-49.7	ADJUSTED OPERATING INCOME (M€)	1,917	2,227	16.2
139	126	124	-10.8	LIQUIDS PRODUCTION (Thousand boepd)	153	128	-16.4
1,217	1,152	1,157	-4.9	GAS PRODUCTION (*) (Million scf/d)	1,329	1,150	-13.5
355	331	330	-7.1	TOTAL PRODUCTION (Thousand boepd)	390	333	-14.6
323	376	326	0.9	INVESTMENTS (M€)	1,439	1,184	-17.7
181	90	110	-39.2	EXPLORATION EXPENSE (M€)	429	404	-5.8

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	INTERNATIONAL PRICES	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
88.5	115.1	55.5	-37.3	Brent ($/Bbl)	72.4	97.3	34.4
90.5	118.2	59.1	-34.7	WTI ($/Bbl)	72.4	99.8	37.8

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	REALISATION PRICES	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
85.2	109.2	48.1	-43.5	OIL ($/Bbl)	67.9	92.9	36.9
3.1	4.4	3.7	18.5	GAS ($/kscf)	2.8	4.1	43.2

(*)	1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in fourth quarter 2008 was 252 M€, 49.7% lower that in fourth quarter 2007 mainly because of the following:

•	The drop in oil realization prices, net of the impact of lower taxes, diminished income by 325 M€.

•	Lower exploration costs had a positive impact of 71 M€.

•	The year-on-year appreciation of the dollar against the euro increased income by 70 M€.

•	The drop in production, mainly due to the effects detailed below, only reduced income by 17 M€.

•	Lastly, other minor items having a negative impact of 49 M€ million explain the remaining difference.

•

Production in this quarter was 330 Kboepd vs. 355 Kboepd in fourth quarter 2007. Excluding contractual and regulatory changes in Bolivia (28.7 Kboepd), Libya (5.9 Kboepd), and the disposal of Block 14 in Ecuador (1.3 Kboepd) production was 3% higher than in fourth quarter 2007.

Repsol Preview of income statement for fourth quarter 2008

2008 results

Adjusted operating income in 2008 was 2,227 M€, 16.2% higher year-on-year. This growth was mainly driven by higher realization prices for the Company’s oil and gas product mix that more than offset translation differences and higher taxes.

Production in 2008 (333 Kboepd) was in line with 2007 (390 Kboepd), excluding contractual and regulatory changes, particularly in Bolivia (48 Kboepd), and the partial or total cessation of operations in Ecuador and Dubai.

Upstream investments in fourth quarter 2008 totalled 326 M€. Investments in development accounted for 56% of the total, spent mainly in the Gulf of Mexico and Trinidad & Tobago.

The investments made in this division in January to December 2008 amounted to 1,184 M€, 17.7% less than in 2007. Investments in development represented 45% of the total and were mainly spent in the Gulf of Mexico and Trinidad & Tobago.

Repsol Preview of income statement for fourth quarter 2008

1.2. LNG

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
34	38	37	8.8	OPERATING INCOME (M€)	107	125	16.8
34	38	37	8.8	ADJUSTED OPERATING INCOME (M€)	107	125	16.8
47.9	70.4	64.5	34.7	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	39.3	64.4	63.9
41.6	52.6	38.6	-7.2	LNG SALES (TBtu)	180.1	187.7	4.2
97	78	19	-80.4	INVESTMENTS (M€)	387	242	-37.5

1TBtu= 1,000,000 MBtu

1 bcm = 1,000 Mm3 = 39.683 TBtu

Adjusted operating income in fourth quarter 2007 was 37 M€ million, 8.8% higher than in the same quarter last year.

The variation in fourth quarter results is mainly attributable to the following factors:

•	Income in power generation activities increased by approximately 3 M€ million on the back of higher electricity pool prices in the Spanish market and the increase in gas sales volumes.

•	The appreciation of the dollar against the euro boosted income by approximately 3 M€.

•	Higher project development costs, the fact that there was one shipment less in the LNG marketing activity, and other minor items, which reduced earnings by 3 M€, explain the remaining differences.

2008 results

Adjusted operating income in 2008 was 125 M€, 16.8% above the previous year. This variation was the result of higher natural gas prices, rising demand in new markets, improvement in LNG marketing activities and fleet management, and higher pool prices in the Spanish power market plus increased sales to this market.

Investments at 31 December 2008 in the LNG business totalled 242 M€, spent principally in the development of the Canaport regasification terminal and the Peru LNG liquefaction project.

Repsol Preview of income statement for fourth quarter 2008

1.3. DOWNSTREAM

Unaudited figures (IFRS)

CCS Reported Earnings

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
597	504	620	3.9	CCS OPERATING INCOME	1,970	1,606	-18.5
263	480	596	126.6	CCS ADJUSTED OPERATING INCOME	1,657	1,622	-2.1

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
663	415	-429	—	OPERATING INCOME (M€)	2,204	1,111	-49.6
329	391	-453	—	ADJUSTED OPERATING INCOME (M€)	1,891	1,127	-40.4
11,698	10,681	10,244	-12.4	OIL PRODUCT SALES (Thousand tons)	46,459	42,862	-7.7
819	625	482	-41.1	PETROCHEMICAL PRODUCT SALES (Thousand tons)	3,113	2,602	-16.4
895	692	855	-4.1	LPG SALES (Thousand tons)	3,405	3,223	-5.3
348	309	595	71.0	INVESTMENTS (M€)	936	1,534	63.9

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	REFINING MARGIN INDICATOR ($/bbl)	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
6.0	7.4	8.6	43.3	Spain	6.4	7.4	15.6

Adjusted operating income on the basis of current cost of supplies (CCS) was 596 M€, more than twice the 263 M€ posted in fourth quarter 2007. Adjusted income in fourth quarter, including an inventory loss of 1,049 M€, was -453 M€ compared with 329 M€ in the same period in 2007.

The following factors explain the year-on-year variations for the quarter in CCS adjusted operating income:

•

Exceptionally strong refining margins in fourth quarter 2008, shored up by the positive performance of medium distillates (the Company’s refineries are largely focused on its production) increased income by 190 M€.

•	In Peru, the same positive performance of refining activities boosted income by 65 M€.

•

The drop in sales volumes of oil products to the company-owned service station network in Europe was more than compensated by wider marketing margins at service station as well as in direct sales. Consequently, this whole segment contributed 25 M€ more than in the same quarter last year.

•	The appreciation of the dollar against the euro had a positive impact of 58 M€.

•

Income in the Chemical business was 101 M€ down year-on-year. This was principally the outcome of lower sales, shrinking demand worldwide, reduced inventories in the entire transformation and distribution chain, and the sudden pronounced drop in the retail price of derivative products. Lower feedstock and energy prices were not sufficient to counteract these effects.

•	The improvement in the LPG Trading and Transport business and other minor factors boosted income by 97 M€.

Repsol Preview of income statement for fourth quarter 2008

2008 results

CCS adjusted operating income in 2008, excluding inventory effects, was 1,622 M€, in line with the 1,657 M€ posted a year earlier. Adjusted operating income in 2008 was 1,127 M€ versus 1,891 M€ in 2007 as a consequence of the previously mentioned inventory-related accounting impact.

The effects reflected in fourth quarter variations also apply to the full-year analysis. Strong refining margins throughout the year and marketing margins were almost able to offset weak performance in the chemical business, both on the demand side and product prices.

Fourth quarter investments in Downstream totalled 595 M€, spent mainly in the development of the company’s major growth projects for the coming years.

Investments in 2008 in Downstream were 1,534 M€, most of which was spent on ongoing refining projects, in upgrading operations and installations, safety and the environment, fuel quality and conversion.

Repsol Preview of income statement for fourth quarter 2008

1.4. YPF

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
376	402	113	-69.9	OPERATING INCOME (M€)	1,228	1,159	-5.6
457	451	131	-71.3	ADJUSTED OPERATING INCOME (M€)	1,360	1,317	-3.2
330	319	325	-1.5	LIQUIDS PRODUCTION (Thousand boepd)	330	315	-4.4
1,668	1,825	1,596	-4.3	GAS PRODUCTION (*) (Million scfd)	1,796	1,708	-4.9
627	643	609	-2.9	TOTAL PRODUCTION (Thousand boepd)	649	619	-4.7
3,664	4,026	3,689	0.78	OIL PRODUCT SALES (Thousand tons)	15,008	15,203	1.3
621	388	334	-46.2	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,813	1,506	-17.0
106	98	89	-16.0	LPG SALES (Thousand tons)	388	378	-2.5
435	346	596	37.0	INVESTMENTS (M€)	1,374	1,508	9.8

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	INDICATORS	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
51.3	44	43.7	-14.9	LIQUIDS REALISATION PRICES ($/Bbl)	44.6	42.3	-5.1
2.0	2.0	2.8	43.2	GAS REALISATION PRICES ($/kscf)	1.7	2.3	38.7
8.3	13.4	6.0	-27.9	REFINING MARGIN INDICATOR ($/bbl)	10.3	9.9	-3.9
464	617	303	-34.7	PETROCHEMICAL DERIVATIVES ($/ton)	337	474	40.7

(*)	1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboepd

Adjusted operating income in fourth quarter 2008 was 131 M€ versus 457 M€ in fourth quarter 2007.

The most significant year-on-year variations are as follows:

•	Higher pump and gas prices had an overall positive impact of 201 M€. Gas, gasoline, and diesel prices were up 39%, 30%, and 17%, respectively.

•	Declining export revenues and those from products the price of which depends on international oil prices, plus lower export revenues of petrochemical products diminished income by 121 M€.

•	The impact of the withholding tax negatively affected operating income by 97 M€.

•	Higher costs diminished operating income by 126 M€.

•	The impact of higher depreciation costs and exploration expenses diminished operating income by 100 M€.

•	Lastly, other minor effects were responsible for the remaining year-on-year variations.

Repsol Preview of income statement for fourth quarter 2008

2008 results

Adjusted operating income in 2008, 1,317 M€ and in line with the figure posted a year earlier, shows that higher prices, both in liquids and gas, in the domestic market were able to offset the impact of the withholding tax, rising costs, the impact of lower export and chemical business revenues and translation differences.

Production in the year was 619 Kboepd, 5% down year-on-year because of the natural decline of mature fields in this region.

Investments in fourth quarter at YPF totalled 596 M€, with 48% of this amount in Exploration and Production development projects.

YPF investments in 2008 amounted to 1,508 M€, 57% of which was spent in Exploration and Production development projects.

Repsol Preview of income statement for fourth quarter 2008

1.5. GAS NATURAL SDG

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07		Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
125	136	132	5.6	OPERATING INCOME (M€)	516	555	7.6
125	138	136	8.8	ADJUSTED OPERATING INCOME (M€)	492	568	15.4
430	598	170	-60.5	INVESTMENTS (M€)	651	894	37.3

Adjusted fourth quarter operating income in Gas Natural SDG was 136 M€, 8.8% higher than the 125 M€ million reported in the same period last year.

Gas distribution activities in Latin America and gas procurement and wholesale and retail marketing activities were the main growth drivers. Gas distribution in Spain was affected by the cessation of the regulated tariff-based supply activity in July 2008. As in previous quarters in 2008, power assets acquired in Mexico at the end of 2007 contributed to enhanced earnings performance this quarter.

2008 results

Adjusted operating income in 2008 was 568 M€ vs. 492 M€ in the previous year. This significant growth was driven mainly by: higher year-on-year average electricity prices in Spain; increased power generation; the incorporation of the power business in Mexico; growth in the gas business, particularly in regulated distribution activities in Brazil; and the increase in gas procurement and trading activities in deregulated markets.

Gas Natural SDG investments in fourth quarter totalled 170 M€ and 894 M€ in full-year 2008, considerably higher than in the previous year because of the acquisition of a stake in Unión Fenosa. Apart from this transaction, material investments were slightly lower than in the previous year and were spent principally in gas distribution and power activities.

1.6. CORPORATE AND OTHERS

This caption reflects Corporate operating expenses and income/expenses not attributable to operating areas.

An adjusted expense of 102 M€, which mainly includes structural costs, was booked in fourth quarter 2008.

A net expense of 356 M€, adjusted for non-recurring items, was recorded in 2008.

Repsol Preview of income statement for fourth quarter 2008

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€)	3Q08	4Q08	% Variation 4Q08/3Q07	Jan-Dec 2008
NET DEBT AT THE START OF THE PERIOD	3,213	4,399	36.9	3,493
EBITDA	-2,442	-802	-67.2	-8,160
VARIATION IN TRADE WORKING CAPITAL	102	-2,646	—	-1,187
INVESTMENTS	1,750	1,800	2.9	5,586
DIVESTMENTS	-57	-61	7.0	-1,721
DIVIDENDS (including affiliates)	608	115	-81.1	1,608
TRANSLATION DIFFERENCES	342	121	-64.6	179
TAXES PAID	729	357	-51.0	2,399
OTHER MOVEMENTS	154	51	-66.9	1,137
NET DEBT AT THE CLOSE OF THE PERIOD	4,399	3,334	-24.2	3,334
PREFERRED SHARES	3,451	3,524	2.1	3,524
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,850	6,858	-12.6	6,858
Debt ratio (%)
TOTAL CAPITAL EMPLOYED (M€)	29,770	28,128	-5.5	28,128
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	14.8	11.9	-19.6	11.9
NET DEBT+PREFERRED SHARES/ CAPITAL EMPLOYED (%)	26.4	24.4	-7.6	24.4
ROACE before non-recurrent items (%)	13.8	10.3	-25.3	11.3

The company’s net debt at the end of fourth quarter 2008 stood at 3,334 M€, 159 M€ less than at 31 December 2007 (3,493 M€).

This debt reduction was achieved notwithstanding the proportionate consolidation of Gas Natural’s net debt, which increased mainly because of the partial acquisition of Unión Fenosa during the year.

The generated EBITDA and disposal proceeds were sufficient to cover investments in the period and the tax and dividend payments.

Dividends paid in 2008 totalled 1,608 M€. Of this amount, Repsol paid 1,221 M€ its shareholders charged against 2007 results, 39% more than in the previous year’s remuneration. The remaining difference relates to dividends paid to minority interests.

The slight appreciation of the dollar against the euro in 2008 increased the nominal amount of debt, most of which is denominated in this currency, by 179 M€.

The Net Debt/Capital Employed ratio at 31 December 2008 was 11.9%.

Net financial expenses in 2008 totalled 372 M€ versus 224 M€ in 2007. The following factors are worth mentioning:

•	Net interest expense decreased by 72 M€ because of the 746 M€ reduction in average net debt in 2008 and the drop in interest rates.

Repsol Preview of income statement for fourth quarter 2008

•

The variation in earnings due to interest rates is explained by the changes in the Group’s exposure to the euro and dollar interest rate curves. Higher euro interest rates generated a profit of 68 M€ in 2007 whereas, in 2008, the exposure to the drop in the dollar curve resulted in 55 M€ in losses.

•

With regards to income variations due to currency hedging positions, it should be pointed out that the positive impact in 2007 was due to the appreciation of the Euro and Brazilian Real against the dollar whereas in 2008, currency hedging gains (245 M€) were mainly the result of exposure of financial income to the dollar as a result of the active management of hedging dollar-denominated operating cash flows throughout the year.

•	The variation in the “Update of provisions” caption is mainly because of the 65 M€ recorded in the first half of 2007 as a reversal of late-payment interests associated with tax provisions.

•	The principal reason for the variation in the “Capitalised interest” caption is the capitalisation of interests in upstream assets in 2007.

•	The “Other Financial Expenses” caption in 2007 included a payment of Eu19 million for the AGM attendance premium.

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	FINANCIAL EXPENSES (M€)	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
-121	-104	-111	-8.3	NET INTEREST EXPENSE (incl. preferred shares)	-493	-421	-14.6
55	-54	22	-60.0	HEDGING POSITIONS INCOME/EXPENSE	333	190	-42.9
5	-12	-15	—	Interest rate	68	-55	—
50	-42	36	-28.0	Exchange rate	266	245	-7.9
-30	-35	-38	26.7	UPDATE OF PROVISIONS	-67	-144	114.9
11	17	21	90.9	CAPITALISED INTEREST	95	67	-29.5
-22	-1	-30	36.4	OTHER FINANCIAL INCOME / EXPENSES	-92	-64	-30.4
-107	-177	-136	27.1	TOTAL	-224	-372	66.1

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

Corporate taxes accrued in 2008 totalled 1,940 M€ and the effective tax rate was 41.2%. In 2007, the effective tax rate was 41.9%.

Taxes accrued in fourth quarter 2008 amounted to 32 M€.

Repsol Preview of income statement for fourth quarter 2008

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

4Q 2007	3Q 2008	4Q 2008	% Variation 4Q08/4Q07	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-Dec 2007	Jan-Dec 2008	% Variation 08/07
-13	-19	-24	84.6	UPSTREAM	-13	-31	138.5
20	18	20	—	LNG	58	62	6.9
23	9	6	-73.9	DOWNSTREAM	63	27	-57.1
1	2	-4	—	YPF	-1	6	—
2	-1	1	-50.0	GAS NATURAL SDG	2	2	—
33	9	-1	-103.0	TOTAL	109	66	-39.4

Income from minority interests in fourth quarter 2008 was -1 M€ vs. 33 M€ in the same year-ago period. The drop in the downstream division was because of the lower contribution from CLH due to the reduced percentage stake. In Upstream, the drop was due to lower results in ENIREPSA as a consequence of negative exploration wells.

3.3. MINORITY INTERESTS

Minority interests in fourth quarter 2008 was -53 M€ in comparison with 34 M€ in the same quarter a year earlier, reflecting the negative results of La Pampilla and Petronor, both companies affected by the effect of inventory losses. This caption also reflects the minority interests in 14.9% of YPF earnings following the divestment carried out in February 2008.

Repsol Preview of income statement for fourth quarter 2008

4. HIGHLIGHTS

We would like to highlight the following events that have taken place since our last quarterly report:

Upstream: On 26 January, Repsol announced three new gas discoveries in Algeria’s Sahara Desert: one in the Reggane Basin where the Company already has a number of exploration successes; another one in the adjacent Ahnet Basin; and a third discovery in the Berkine Basin. Initial production tests showed output of one million cubic metres/day, equivalent to 1% of consumption in Spain, underscoring the enormous gas potential of these new finds. The discovery in the Reggane Basin was made at the KLS-1 well in the new structure known as Kahlouche Sud. The first production tests at this well registered gas flows of 629,000 cubic metres/day. With a 33.75% stake, Repsol is the operator in the consortium that made the discovery jointly with Algeria’s state-owned Sonatrach (25%), Germany’s RWE Dea (22.5%), and Italy’s Edison (18.75%). The same consortium, with Repsol as the operator, made another discovery in the M’Sari Akabli block in the Ahnet Basin (adjacent to Reggane). The well, known as OTLH-2, registered a test flow of 249,000 cubic meters/day of gas at a depth of about 1,280 metres and 110,000 cubic meters/day of gas at a depth of 1,340 metres. In central Algeria, Repsol (45%) jointly with Gas Natural (30%) and Sonatrach (25%) made a third discovery in Gassi Chergui in the Berkine Basin. The AI-2 well produced a test flow of 158,000 cubic meters/day of gas.

On 6 February, Repsol announced a major oil discovery in the U.S. Gulf of Mexico. This oil find was made in the Buckskin prospect in Keathley Canyon, 300 kilometres offshore Houston. Repsol is the operator in the exploration work at this new field where a 100-metre hydrocarbon column has been discovered that could be even higher at the top of the structure. The new well is 10,000 metres deep in 2,000 metres of water. The consortium that made the discovery, in which Repsol holds a 12.5% interest, is made up of Chevron (55%), Maersk Oil America (20%), and Samson Offshore Company (12.5%). The well, which indicates the existence of significant light and sweet oil resources, is adjacent to and of a similar geological structure as the Chevron-operated Jack field.

In Corporate:

In its meeting on 17 December 2008, the Repsol Board of Directors approved an interim dividend of 0.525 €/share charged to 2008 results (paid on 15 January 2009), 5% higher than in the previous year and totalling 641 M€. At the Board of Director’s Meeting, Repsol’s Chairman and CEO, Antonio Brufau, stressed the need to continue with a stable shareholders’ remuneration policy that was compatible with the decision to maintain the Company’s current sound financials and liquidity. This interim dividend is in keeping with a scenario marked by high market volatility, plummeting oil prices (down by more than 50% since 30 September 2008), and the company’s decision to maintain a rigorous and disciplined financial policy. Repsol will be monitoring the current market situation closely and will be guided by prudent financial criteria and discipline to promote the development of its business, combining this conservative approach with a suitable shareholders remuneration policy.

Madrid, 26 February 2009

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 91 753 55 48

Fax. 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 26 February, at 4:00 p.m. (CET) to report on Repsol's fourth quarter 2008 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Repsol Preview of income statement for fourth quarter 2008

TABLES 4th QUARTER 2008 RESULTS

Repsol Preview of income statement for fourth quarter 2008

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q07	3Q08	4Q08	2007	2008
EBITDA	2,192	2,442	802	8,573	8,160
Income from continuous operations before financial expenses	1,541	1,570	11	5,808	5,083
Financial expenses	(107)	(177)	(136)	(224)	(372)
Income before income tax and income of associates	1,434	1,393	(125)	5,584	4,711
Income tax	(693)	(655)	(32)	(2,338)	(1,940)
Share in income of companies carried by the equity method	33	9	(1)	109	66
Income for the period	774	747	(158)	3,355	2,837

ATTRIBUTABLE TO:

Minority interests	34	48	(53)	167	126

EQUITY HOLDERS OF THE PARENT	740	699	(105)	3,188	2,711

Earnings per share accrued by parent company (*)
* Euros/share	0.61	0.58	-0.09	2.61	2.23
* $/ADR	0.89	0.82	-0.12	3.84	3.11

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares. Earnings per share was calculated taking into account the average number of outstanding shares, considering shares held by the company. The average number of outstanding shares was 1,220,863,463 in 2007 and 1,214,598,084 in 2008.

Dollar/euro exchange rate at date of closure of each quarter

1.472 dollars per euro in 4Q07

1.430 dollars per euro in 3Q08

1.392 dollars per euro in 4Q08

Repsol Preview of income statement for fourth quarter 2008

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q07			JANUARY-DECEMBER 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,541	(179)	1,362	5,808	(322)	5,486
Upstream	466	35	501	1,882	35	1,917
GNL	34	—	34	107	—	107
Downstream	663	(334)	329	2,204	(313)	1,891
YPF	376	81	457	1,228	132	1,360
Gas Natural SDG	125	—	125	516	(24)	492
Corporate and others	(123)	39	(84)	(129)	(152)	(281)
Financial expenses	(107)	—	(107)	(224)	(65)	(289)
Income before income tax and income of associates	1,434	(179)	1,255	5,584	(387)	5,197
Income tax	(693)	89	(604)	(2,338)	161	(2,177)
Share in income of companies carried by the equity method	33	—	33	109	(5)	104
Income for the period	774	(90)	684	3,355	(231)	3,124

ATTRIBUTABLE TO:

Minority interests	34	—	34	167	—	167

EQUITY HOLDERS OF THE PARENT	740	(90)	650	3,188	(231)	2,957

	3Q08			JANUARY-SEPTEMBER 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,570	(12)	1,558	5,072	(65)	5,007
Upstream	672	(52)	620	1,999	(24)	1,975
GNL	38	—	38	88	—	88
Downstream	415	(24)	391	1,540	40	1,580
YPF	402	49	451	1,046	140	1,186
Gas Natural SDG	136	2	138	423	9	432
Corporate and others	(93)	13	(80)	(24)	(230)	(254)
Financial expenses	(177)	—	(177)	(236)	—	(236)
Income before income tax and income of associates	1,393	(12)	1,381	4,836	(65)	4,771
Income tax	(655)	—	(655)	(1,908)	(181)	(2,089)
Share in income of companies carried by the equity method	9	—	9	67	—	67
Income for the period	747	(12)	735	2,995	(246)	2,749

ATTRIBUTABLE TO:

Minority interests	48	—	48	179	—	179

EQUITY HOLDERS OF THE PARENT	699	(12)	687	2,816	(246)	2,570

	4Q08			JANUARY-DECEMBER 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	11	(10)	1	5,083	(75)	5,008
Upstream	259	(7)	252	2,258	(31)	2,227
GNL	37	—	37	125		125
Downstream	(429)	(24)	(453)	1,111	16	1,127
YPF	113	18	131	1,159	158	1,317
Gas Natural SDG	132	4	136	555	13	568
Corporate and others	(101)	(1)	(102)	(125)	(231)	(356)
Financial expenses	(136)	—	(136)	(372)	—	(372)
Income before income tax and income of associates	(125)	(10)	(135)	4,711	(75)	4,636
Income tax	(32)	2	(30)	(1,940)	(179)	(2,119)
Share in income of companies carried by the equity method	(1)	—	(1)	66	—	66
Income for the period	(158)	(8)	(166)	2,837	(254)	2,583

ATTRIBUTABLE TO:

Minority interests	(53)	—	(53)	126	—	126

EQUITY HOLDERS OF THE PARENT	(105)	(8)	(113)	2,711	(254)	2,457

Repsol Preview of income statement for fourth quarter 2008

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q07	3Q08	4Q08	2007	2008
Upstream	1,199	1,361	830	4,474	4,914
USA and Brazil	88	63	60	374	353
North of Africa	511	538	235	1,669	1,907
Rest of the world	622	778	593	2,477	2,751
Adjustments	(22)	(18)	(58)	(46)	(97)

LNG	145	472	371	923	1,544

Downstream	11,272	11,502	7,144	40,798	42,447
Europe	10,334	10,971	6,653	37,048	39,903
Rest of the world	1,528	1,142	674	5,647	4,776
Adjustments	(590)	(611)	(183)	(1,897)	(2,232)

YPF	2,383	2,914	2,556	8,636	10,082
Upstream	1,250	1,097	1,207	4,576	4,269
Downstream	2,100	2,448	2,034	7,273	8,153
Corporate	101	78	79	260	280
Adjustments	(1,068)	(709)	(764)	(3,473)	(2,620)

Gas Natural SDG	853	1,017	1,199	3,154	4,210

Corporate & others	(644)	(717)	(405)	(2,062)	(2,222)

TOTAL	15,208	16,549	11,695	55,923	60,975

Repsol Preview of income statement for fourth quarter 2008

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q07	3Q08	4Q08	2007	2008
Upstream	466	672	259	1,882	2,258
USA and Brazil	(58)	24	(16)	(25)	40
North of Africa	335	335	83	1,234	1,202
Rest of the world	189	313	192	673	1,016

LNG	34	38	37	107	125

Downstream	663	415	(429)	2,204	1,111
Europe	599	396	(345)	1,995	1,127
Rest of the world	64	19	(84)	209	(16)

YPF	376	402	113	1,228	1,159
Upstream	394	68	76	979	441
Downstream	44	375	83	386	901
Corporate	(62)	(41)	(46)	(137)	(183)

Gas Natural SDG	125	136	132	516	555

Corporate & others	(123)	(93)	(101)	(129)	(125)

TOTAL	1,541	1,570	11	5,808	5,083

Repsol Preview of income statement for fourth quarter 2008

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q07	3Q08	4Q08	2007	2008
Upstream	735	759	439	2,631	2,864
USA and Brazil	(14)	32	(5)	20	134
North of Africa	438	384	158	1,419	1,371
Rest of the world	311	343	286	1,192	1,359

LNG	47	51	47	146	173

Downstream	450	633	(383)	2,401	1,775
Europe	398	591	(268)	2,130	1,746
Rest of the world	52	42	(115)	271	29

YPF	851	855	573	2,964	2,802
Upstream	772	457	453	2,450	1,797
Downstream	77	419	138	546	1,074
Corporate	2	(21)	(18)	(32)	(69)

Gas Natural SDG	192	209	206	717	848

Corporate & others	(83)	(65)	(80)	(286)	(302)

TOTAL	2,192	2,442	802	8,573	8,160

Repsol Preview of income statement for fourth quarter 2008

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q07	3Q08	4Q08	2007	2008
Upstream	323	376	326	1,439	1,184
USA and Brazil	77	123	129	610	478
North of Africa	62	182	97	199	376
Rest of the world	184	71	100	630	330

LNG	97	78	19	387	242

Downstream	348	309	595	936	1,534
Europe	328	296	581	844	1,469
Rest of the world	20	13	14	92	65

YPF	435	346	596	1,374	1,508
Upstream	309	259	486	1,087	1,215
Downstream	92	54	76	213	192
Corporate	34	33	34	74	101

Gas Natural SDG	430	598	170	651	894

Corporate & others	94	40	94	586	224

TOTAL	1,727	1,747	1,800	5,373	5,586

Repsol Preview of income statement for fourth quarter 2008

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	DECEMBER 2008
NON-CURRENT ASSETS
Goodwill	3,308	2,851
Other intangible assets	1,018	1,228
Property, Plant and Equipmment	23,676	25,737
Investment property	34	31
Equity-accounted financial investments	537	525
Non-current financial assets
Non-current financial instruments	1,512	1,585
Others	138	881
Deferred tax assets	1,020	1,463
Other non-current assets	298	276
CURRENT ASSETS
Non-current assets classified as held for sale (*)	80	1,251
Inventories	4,675	3,584
Trade and other receivables	8,017	6,632
Other current financial assets	266	494
Cash and cash equivalents	2,585	2,891

TOTAL ASSETS	47,164	49,429

TOTAL EQUITY
Attributable to equity holders of the parent	18,511	20,100
Attributable to minority interests	651	1,170
NON-CURRENT LIABILITIES
Subsidies	109	108
Non-current provisions	2,565	2,710
Non-current financial debt	10,065	10,315
Deferred tax liabilities	2,473	2,554
Other non-current liabilities
Current debt for finance leases	632	721
Others	803	730
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	—	601
Current provisions	286	437
Current financial liabilities	1,501	1,788
Trade debtors and other payables:
Current debt for finance leases	61	31
Other trade debtors and payables	9,507	8,164

TOTAL LIABILITIES	47,164	49,429

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Repsol Preview of income statement for fourth quarter 2008

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-DECEMBER
	2007	2008
I. CASH FLOWS FROM OPERATING ACTIVITIES

Income before taxes and associates	5.584	4.711
Adjustments:
Depreciation of Property, Plant and Equipment	3.141	3.091
Other adjustments (net)	(152)	358

EBITDA	8.573	8.160

Variation in working capital	(582)	1.187
Dividends received	179	110
Income taxes received/(paid)	(2.157)	(2.399)
Other proceeds/(payments) from operating activities	(301)	(359)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(2.279)	(2.648)

	5.712	6.699

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investment payments
Group companies, associates, and business units	(492)	(99)
Property, plant and equipment, intangible assets and property investments	(4.573)	(4.914)
Other financial assets	(308)	(573)

Total Investments	(5.373)	(5.586)
Proceeds on divestments	1.279	1.045
Other cash flows	12	(174)

	(4.082)	(4.715)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Receipts/Payments from equity instruments	4	(245)
Proceeds on issue of financial liabilities	4.236	3.343
Payments for return and amortization of financial obligations	(4.210)	(2.896)
Dividends paid	(949)	(1.608)
Interest paid	(635)	(623)
Other proceeds/(payments) from financing activities	176	309

	(1.378)	(1.720)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2.557	2.585

Net cash flows (I, II y III)	252	264

Translation differences	(224)	42

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2.585	2.891

Repsol Preview of income statement for fourth quarter 2008

TABLES OPERATING HIGHLIGHTS 4th QUARTER 2008

Repsol Preview of income statement for fourth quarter 2008

OPERATING HIGHLIGHTS UPSTREAM

		2007					2008					% Variation 08 / 07
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.
HYDROCARBON PRODUCTION	K Boed	446	389	370	355	390	333	336	331	330	333	-14.6

Crude and Liquids production	K Boed	177	151	147	139	153	131	130	126	124	128	-16.4
USA and Brazil	K Boed	18	14	15	15	16	15	15	14	13	14	-8.4
North Africa	K Boed	53	58	60	60	58	55	55	55	55	55	-4.7
Rest of the world	K Boed	105	79	72	64	80	61	60	57	57	59	-26.5

Natural gas production	K Boed	269	238	223	217	237	202	206	205	206	205	-13.5
USA and Brazil	K Boed	1	1	1	1	1	1	1	1	1	1	-6.7
North Africa	K Boed	8	12	10	11	10	10	9	9	13	10	-0.6
Rest of the world	K Boed	261	225	212	205	226	192	196	195	192	194	-14.1

Repsol Preview of income statement for fourth quarter 2008

OPERATING HIGHLIGHTS DOWNSTREAM

		2007					2008					% Variation 08 / 07
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.
REFINING AND MARKETING CRUDE PROCESSED	Mtoe	9.9	10.7	10.4	9.1	40.1	10.1	10.0	9.8	9.2	39.0	-2.8
Europe	Mtoe	8.4	9.0	8.7	7.4	33.6	8.5	8.4	8.9	8.3	34.0	1.1
Rest of the world	Mtoe	1.5	1.7	1.7	1.7	6.5	1.7	1.6	0.9	0.9	5.0	-22.9

SALES OF OIL PRODUCTS	Kt	11,057	11,929	11,775	11,698	46,459	11,072	10,865	10,681	10,244	42,862	-7.7
Europe	Kt	8,975	9,556	9,376	9,355	37,262	9,064	8,915	9,301	9,081	36,361	-2.4
–Own network	Kt	5,930	5,979	6,253	6,292	24,454	5,906	5,640	6,104	5,549	23,199	-5.1
- Light products	Kt	4,950	4,907	5,137	5,314	20,308	4,865	4,685	5,102	4,684	19,336	-4.8
- Other Products	Kt	980	1,072	1,116	978	4,146	1,041	955	1,002	865	3,863	-6.8
–Other Sales to Domestic Market	Kt	1,670	1,737	1,712	1,690	6,809	1,688	1,675	1,708	1,855	6,926	1.7
- Light products	Kt	1,164	1,178	1,198	1,208	4,748	1,227	1,179	1,174	1,405	4,985	5.0
- Other Products	Kt	506	559	514	482	2,061	461	496	534	450	1,941	-5.8
–Exports	Kt	1,375	1,840	1,411	1,373	5,999	1,470	1,600	1,489	1,677	6,236	4.0
- Light products	Kt	497	677	406	325	1,905	408	454	304	595	1,761	-7.6
- Other Products	Kt	878	1,163	1,005	1,048	4,094	1,062	1,146	1,185	1,082	4,475	9.3
Rest of the world	Kt	2,082	2,373	2,399	2,343	9,197	2,008	1,950	1,380	1,163	6,501	-29.3
–Own network	Kt	1,096	1,183	1,156	1,193	4,628	789	812	779	601	2,981	-35.6
- Light products	Kt	970	994	1,021	1,030	4,015	667	644	631	470	2,412	-39.9
- Other Products	Kt	126	189	135	163	613	122	168	148	131	569	-7.2
–Other Sales to Domestic Market	Kt	729	848	843	799	3,219	782	826	361	345	2,314	-28.1
- Light products	Kt	542	609	620	586	2,357	591	589	263	259	1,702	-27.8
- Other Products	Kt	187	239	223	213	862	191	237	98	86	612	-29.0
–Exports	Kt	257	342	400	351	1,350	437	312	240	217	1,206	-10.7
- Light products	Kt	51	73	91	79	294	105	58	68	71	302	2.7
- Other Products	Kt	206	269	309	272	1,056	332	254	172	146	904	-14.4

CHEMICALS
Sales of petrochemicals products	Kt	763	793	737	819	3,113	793	701	625	482	2,602	-16.4
Europe	Kt	688	716	660	712	2,776	711	624	564	450	2,348	-15.4
Base petrochemical	Kt	169	182	175	179	705	183	170	134	94	580	-17.7
Derivative petrochemicals	Kt	519	534	485	533	2,071	529	454	429	356	1,768	-14.6
Rest of the world	Kt	75	77	77	108	337	82	77	62	33	254	-24.7
Base petrochemical	Kt	15	23	8	22	68	15	17	12	4	49	-27.6
Derivative petrochemicals	Kt	60	55	69	86	269	67	60	49	28	205	-24.0

LPG
LPG sales	Kt	958	815	737	895	3,405	917	756	692	858	3,223	-5.3
Europe	Kt	630	415	314	534	1,894	602	387	306	527	1,822	-3.8
Rest of the world	Kt	328	400	422	361	1,511	314	369	386	331	1,400	-7.3

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Refap figures are not included since third quarter 2008.

Repsol Preview of income statement for fourth quarter 2008

OPERATING HIGHLIGHTS YPF

		2007					2008					% Variation 08 / 07
	Unit	1Q	2Q	3Q	4Q	Accum.	1Q	2Q	3Q	4Q	Accum.
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	639	676	656	627	649	632	592	643	609	619	-4.7
Crude and Liquids production	K Boed	335	338	316	330	330	329	288	319	325	315	-4.4
Argentina	K Boed	335	338	316	330	330	329	288	315	320	313	-5.0
Rest of the world	K Boed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.3	4.2	1.9	—
Natural gas production	K Boed	304	338	340	297	320	303	304	325	284	304	-4.9
Argentina	K Boed	304	338	340	297	320	303	304	324	284	304	-4.9
Rest of the world	K Boed	0.3	0.3	0.2	0.2	0.3	0.2	0.2	0.6	0.7	0.5	52.9

DOWNSTREAM
CRUDE PROCESSED	M toe	4.1	4.2	4.4	4.1	16.8	4.2	4.2	4.2	4.0	16.6	-1.5

SALES OF OIL PRODUCTS (*)	Kt	3,445	3,772	4,127	3,664	15,008	3,705	3,783	4,026	3,689	15,203	1.3
Own network	Kt	2,423	2,632	3,169	2,680	10,904	2,622	2,943	3,014	2,634	11,213	2.8
Light products	Kt	1,958	2,104	2,285	2,268	8,615	2,143	2,135	2,269	2,279	8,826	2.4
Other Products	Kt	465	528	884	412	2,289	479	808	745	355	2,387	4.3
Other Sales to Domestic Market	Kt	216	369	310	284	1,179	302	314	340	326	1,282	8.7
Light products	Kt	181	311	249	225	966	231	257	272	253	1,013	4.9
Other Products	Kt	35	58	61	59	213	71	57	68	73	269	26.3
Exports	Kt	806	771	648	700	2,925	781	526	672	729	2,708	-7.4
Light products	Kt	299	296	340	210	1,145	220	183	320	214	937	-18.2
Other Products	Kt	507	475	308	490	1,780	561	343	352	515	1,771	-0.5

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCT	Kt	384	412	396	621	1,813	406	377	388	334	1,506	-17.0
Base petrochemical	Kt	46	53	51	45	195	48	49	46	26	169	-13.2
Derivative petrochemicals	Kt	338	359	344	576	1,618	359	328	342	308	1,336	-17.4

LPG
LPG sales	Kt	101	87	94	106	388	114	78	98	89	378	-2.5

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants, Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 26th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer